Capitalisation and Indebtedness	Exhibit 99.4

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2013. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 31 December 2013

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	75

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	100

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	240

Group shareholders’ equity	£m

Called up share capital	2,402

Share premium account	12,092

Other reserves	(718)

Other equity instruments	2,078

Other shareholders’ funds	485

Retained earnings	44,670

Shareholders’ equity excluding non-controlling interests	61,009

Non-controlling interests	2,211

Total shareholders’ equity	63,220

Group indebtedness(1)

Subordinated liabilities	22,249

Debt securities in issue	86,693

Total indebtedness	108,942

Total capitalisation and indebtedness	172,162

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,226

Performance guarantees, acceptances and endorsements	5,958

Total contingent liabilities	21,184

Documentary credits and other short-term trade related transactions	780

Standby facilities, credit lines and other commitments	274,791

1.	“Group indebtedness” includes interest accrued as at 31 December 2013 in accordance with International Financial Reporting Standards.

Barclays PLC – 2013 Results	1